AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934)

(Final Amendment)

PIONEER FLOATING RATE TRUST

(Name of Subject Company (Issuer))

PIONEER FLOATING RATE TRUST

(Name of Filing Person (Issuer))

Common Shares of Beneficial Interest, No Par Value

(Title of Class of Securities)

72369J102

(CUSIP Number of Class of Securities)

Terrence J. Cullen, Esq. General Counsel & Chief Legal Officer Amundi Pioneer Asset Management, Inc. 60 State Street Boston, MA 02109-1820 (617) 742-7825	Christopher J. Kelley, Esq. Chief Legal Officer & Secretary Pioneer Floating Rate Trust 60 State Street Boston, MA 02109-1820 (617) 742-7825

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE:
$135,237,413(a)	$14,754.40(b)
(a)	Calculated as the aggregate maximum purchase price to be paid for Shares in the offer.
(b)	Calculated at $109.10 per $1,000,000 (0.0001091) of the Transaction Valuation.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,754.40	Filing Party: Pioneer Floating Rate Trust
Form or Registration No.: Schedule TO	Date Filed: November 23, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

ITEMS 1 THROUGH 9 AND ITEM 11

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) initially filed by Pioneer Floating Rate Trust, a Delaware statutory trust (the “Fund”), on November 23, 2020, relating to the Fund’s offer to purchase for cash up to 50% of the issued and outstanding common shares of beneficial interest of the Fund (the “Shares”), or 12,369,087 Shares, at a price per Share equal to 98.5% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on December 23, 2020, or if the offer is extended, on the next trading day after the day to which the offer is extended, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement filed on November 23, 2020.

Filed herewith as Exhibits (a)(5)(iii) and (a)(5)(iv) and incorporated by reference are copies of the press releases issued by the Fund dated December 23, 2020 and December 28, 2020, announcing the preliminary and final results of its Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information in the Offer to Purchase in Section 15 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 5:00 p.m., Eastern Standard Time, on December 22, 2020.

2. 14,319,731 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The number of shares tendered exceeded the number of Shares offered to purchase. The Fund accepted 12,369,087 duly tendered and not withdrawn Shares, representing 50% of the Fund’s outstanding Shares. Because the Offer was oversubscribed, all tendered Shares were subject to pro-ration in accordance with the terms of the Offer.

3. The Shares were repurchased at a price of $11.0616, 98.5% of the Fund’s net asset value per Share as of the close of regular trading on the New York Stock Exchange on December 23, 2020.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Purchase(1)

(a)(1)(ii)	Letter of Transmittal(1)

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1)

(a)(1)(iv)	Letter to Clients and Client Instruction Form(1)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Press Release dated August 31, 2020(1)

(a)(5)(ii)	Press Release dated November 23, 2020(1)

(a)(5)(iii)	Press Release dated December 23, 2020 (filed herewith)

(a)(5)(iv)	Press Release dated December 28, 2020 (filed herewith)

(b)	Not applicable

(d)(1)	Standstill Agreement dated as of August 31, 2020 by and among Saba Capital Management, L.P., the Fund and Amundi Pioneer Asset Management, Inc.(1)

(d)(2)	Management Agreement between Amundi Pioneer Asset Management, Inc. and the Fund(1)

(d)(3)	Custodian Agreement between Brown Brothers Harriman & Co. and the Fund(1)

(d)(4)	Transfer Agency and Registrar Services Agreement between American Stock Transfer & Trust Company, LLC and the Fund(1)

(d)(5)	Amended and Restated Administration Agreement between Amundi Pioneer Asset Management, Inc. and the Fund(1)

(d)(6)	Sub-Administration Agreement between Brown Brothers Harriman & Co. and the Fund(1)

(g)	Not applicable

(h)	Not applicable

(1)	Previously filed on Schedule TO-I via EDGAR on November 23, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIONEER FLOATING RATE TRUST

/s/ Lisa M. Jones
Lisa M. Jones
President and Chief Executive Officer

December 29, 2020

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(5)(iii)	Press Release dated December 23, 2020 (filed herewith)

(a)(5)(iv)	Press Release dated December 28, 2020 (filed herewith)